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                   SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549

                             Schedule 13G
               Under the Securities Exchange Act of 1934
                           (Amendment No. 13)


                   Wausau-Mosinee Paper Corporation
                        _____________________

                          (Name of Issuer)


                            Common Stock
                        ____________________

                    (Title of Class of Securities)


                              943315101

                            (CUSIP Number)


                          December 31, 2000


        (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

         [X] Rule 13d-1(b)
         [ ] Rule 13d-(c)
         [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                Page 1 of 5


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CUSIP No. 943315101              13G                   Page 2 of 5

 1)     Name of Reporting Person
        S.S. or I.R.S. Identification No. of Reporting Person:

         MARSHALL & ILSLEY CORPORATION, I.D. No. 39-0452805

 2)     Check the Appropriate Box if a Member of a Group (See Instructions):
        (a)     [  ]
        (b)     [  ]

 3)     SEC Use Only

 4)     Citizenship or Place of Organization:     Wisconsin

 Number of Shares Beneficially Owned by Each Reporting Person With:

 5)     Sole Voting Power:                  634,947

 6)     Shared Voting Power:                801,331*

 7)     Sole Dispositive Power:             281,892

 8)     Shared Dispositive Power:         1,154,386*

 9)     Aggregate Amount Beneficially Owned by Each Reporting Person:
                                          1,436,278*

 *Beneficial ownership of 770,219 shares is specifically disclaimed.
  See Item 4.

10)     Check if the Aggregate Amount in Row (9) Excludes Certain Shares
        (See Instructions):           N/A

11)     Percent of Class Represented by Amount in Row 9:  2.80%

12)     Type of Reporting Person (See Instructions):     HC


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CUSIP No. 943315101                13G                    Page 3 of 5

Item 1(a).     Name of Issuer:  Wausau-Mosinee Paper Corporation

Item 1(b).     Address of Issuer's Principal Executive Offices:

                         1244 Kronenwetter Drive
                         Mosinee, Wisconsin  54455-9099

Item 2(a).     Name of Person Filing:

                         Marshall & Ilsley Corporation

Item 2(b).     Address or Principal Business Office or, if none, Residence:

                         770 North Water Street
                         Milwaukee, Wisconsin  53202

Item 2(c).     Citizenship:     Wisconsin Corporation

Item 2(d).     Title of Class of Securities:  Common Stock

Item 2(e).     CUSIP Number: 943315101

Item 3. If this statement is filed pursuant to rules 13d-1 (b) (1), or 13d-2 (b), check whether the person filing is a:
     (a)     [  ]     Broker or dealer registered under Section 15 of the Act
     (b)     [  ]     Bank as defined in Section 3 (a) (6) of the Act
     (c)     [  ]     Insurance Company as defined in Section 3 (a) (19) of
                      the Act
     (d)     [  ]     Investment Company registered under Section 8 of the
                      Investment Company Act
     (e)     [  ]     Investment Adviser registered under Section 203 of the
                      Investment Advisers Act of 1940
     (f)     [  ]     Employee Benefit Plan, Pension fund which is subject to
                      the provisions of the Employee Income Security Act of
                      1974 or Endowment fund:  see Sec. 240.13d-1(b)(1)(ii)(F)
     (g)     [XX]     Parent Holding Company, in accordance with
                      Sec. 240.13d-1 (b)(1)(ii)(G) (Note:  See Item 7)
     (h)     [  ]     Group, in accordance with Sec. 240.13d-1 (b) (1) (h) (H)

Item 4.     Ownership.

     (a)     Amount Beneficially Owned:  1,436,278*

     (b)     Percent of Class:                2.80%

     (c)     Number of shares as to which such person has:

        (i)  Sole power to vote or to direct the vote:
                                634,947
       (ii)  Shared power to vote or to direct the vote:
                                801,331*
       (iii)  Sole power to dispose or to direct the disposition of:
                                281,892
       (iv)  Shared power to dispose or to direct the disposition of:
                               1,154,386*

*Includes 770,219 shares held in one or more employee benefit plans, where the Marshall & Ilsley Trust Company, as custodian, may be viewed as having voting or dispositive authority in certain situations pursuant to Department of Labor regulations or interpretations or federal case law. Pursuant to SEC Rule 13d-4, inclusion of such shares in this statement shall not be construed as an admission that the Reporting Person or its subsidiaries are, for purposes of Sections 13(d) or 13(g) of the Act, the beneficial owners of such securities.


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CUSIP No. 943315101                13G                    Page 4 of 5

Item 5.     Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

In response to Item 6, bank trust beneficiaries and customers are known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the subject securities. No such person is known to possess such in interest relating to more than 5% of the class of subject securities.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company.

The parent holding company has filed this schedule pursuant to Rule 13d-1(b)(1)(ii)(g) and each relevant subsidiary hereby consents to the filing of this statement on its behalf by the parent company:

           Marshall & Ilsley Trust Company
           a Wisconsin banking corporation
           Tax Identification No. 39-1186267

Item 8.   Identification and Classification of Members of the Group.

          Not applicable

Item 9.   Notice of Dissolution of Group.

          Not applicable


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CUSIP No. 943315101                13G                    Page 5 of 5

Item 10.   Certification.

The following certification shall be included if the statement is filed pursuant to Rule 13d-1 (b):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 20, 2001

Signature:  /s/ M. A. Hatfield

Name/Title:  M. A. Hatfield, Senior Vice President & Secretary